UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

McEwen Mining Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

58039P107

(CUSIP Number)

Robert Ross McEwen

c/o McEwen Mining Inc.

150 King Street West, Suite 2800

Toronto, ON Canada M5H 1J9

(647) 258-0395

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

David J. Babiarz, Esq.

Polsinelli PC

1401 Lawrence Street, Suite 2300

Denver, CO 80202

(303) 256-2749

April 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58039P107

1.	Names of Reporting Persons. Robert Ross McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,266 (2)

	8.	Shared Voting Power 78,686,089 (1)

	9.	Sole Dispositive Power 101,266 (2)

	10.	Shared Dispositive Power 78,686,089 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,787,355 shares (1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 25.3% (4)

14.	Type of Reporting Person (See Instructions) IN

(1) As described below, as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario”), and Evanachan Limited, an Ontario corporation (“Evanachan”), and the ownership of shares by Mr. McEwen’s wife, and Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) and Rule 13d-3(a) (“Rule 13d-3(a)”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. McEwen, 2190303 Ontario , Evanchan and Cheryl A. Mason McEwen may be deemed to be a “group” and Mr. McEwen may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Exchange Act, of all of the common stock, no par value (the “Common Stock”), of McEwen Mining Inc., a Colorado corporation (the “Company”), held by those persons.

(2) Excludes 405,740 shares that may be issued upon conversion of 405,740 subscription receipts owned by Evanachan, subject to approval of McEwen Mining shareholders.

(3) Includes (a) 75,791,658 shares of Common Stock held by 2190303 Ontario, (b) 2,541,631 shares owned by Evanachan, and (c) 352,800 owned by Ms. Mason McEwen.

(4) The percentages used herein are calculated based on an aggregate total of 311,871,121 shares of Common Stock issued and outstanding as of April 26, 2017, including (i) 299,589,826 shares of Common Stock that were issued and outstanding as of April 25, 2017, and (ii) 12,281,295 shares of Common Stock issued in connection with the acquisition of Lexam VG Gold Inc. (“Lexam”) effective April 26, 2017.

CUSIP No. 58039P107

1.	Names of Reporting Persons. 2190303 Ontario Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 75,791,658 shares (5)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 75,791,658 shares (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,791,658 shares (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3% (4)

14.	Type of Reporting Person (See Instructions) CO

(5) Consists of 75,791,658 shares of Common Stock held directly by 2190303 Ontario.  Pursuant to Rules 13d-5(b)(1) and 13d-3(a)  of the Exchange Act and as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario, Mr. McEwen may be deemed to beneficially own and to have or share voting and dispositive power over such Common Stock.  Amount reported on Line 11 excludes 101,266 shares of Common Stock held by Mr. McEwen.  2190303 Ontario expressly disclaims beneficial ownership of such shares.

CUSIP No. 58039P107

This Amendment No. 10 (“Amendment No. 10”) to the Schedule 13D filed by Robert Ross McEwen (“Mr. McEwen”) and 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario,” with each of Mr. McEwen and 2190303 Ontario being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”), with respect to the common stock, no par value (the “Common Stock”) of McEwen Mining Inc., a Colorado corporation (the “Company”), pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the joint filing agreement filed as Exhibit 4 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2008 (“Amendment No. 4”) to the original Schedule 13D filed by Mr. McEwen with the SEC on August 8, 2005, as amended by Amendment No. 1 thereto, filed with the SEC on March 6, 2006, as amended by Amendment No. 2 thereto, filed with the SEC on May 11, 2007, as amended by Amendment No. 3 thereto, filed with the SEC on December 12, 2007, as amended by Amendment No. 4 thereto, filed with the SEC on December 12, 2008, as amended by Amendment No. 5 thereto, filed with the SEC on May 27, 2009, as amended by Amendment No. 6 thereto, filed with the SEC on March 3, 2011, as amended by Amendment No. 7 thereto, filed with the SEC on September 22, 2011, as amended by Amendment No. 8 thereto, filed with the SEC on January 26, 2012 and as amended by Amendment No. 9 thereto, filed with the SEC on December 3, 2012 (as amended hereby and thereby, the “Amended Schedule 13D”)  is being filed to reflect Mr. McEwen’s change in beneficial ownership of Common Stock as a result of the Company’s acquisition of Lexam VG Gold Inc., a corporation incorporated under the Ontario Business Corporations Act (“Lexam”), as is more fully described in Item 3 and Item 4 below.

Item 1.	Security and Issuer.

Item 1 is hereby amended to replace Item 1 with the following:

The Amended Schedule 13D relates to the Common Stock of the Company.  The name of the Company is McEwen Mining Inc. and the address of the principal executive offices of the Company is 150 King Street West, Suite 2800, Toronto, ON Canada M5H 1J9.

Item 2.	Identity and Background.

Item 2 is hereby amended with the following:

(b) The principal place of business of 2190303 Ontario is 150 King Street West, Suite 2800, Toronto, ON Canada M5H 1J9.

(c) The principal occupation of Mr. McEwen is Chairman and Chief Executive Officer of the Company.  Mr. McEwen is also Chairman, Chief Executive Officer and Director of Lexam.

The Company’s principal business is the exploration, development, and production of gold and silver. It’s mineral properties are located primarily in Mexico, Argentina, the United States and Canada, with a focus on gold, silver and copper mineralized targets.  The Company is organized under the laws of the State of Colorado.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented and amended by the following:

On April 26, 2017 and as more fully described below in Item 4, the Company consummated the transactions contemplated by that certain Arrangement Agreement, dated February 13, 2017 (the “Arrangement Agreement”), between the Company and Lexam, the terms of which are incorporated herein by reference and pursuant to which Mr. McEwen and certain affiliates, by virtue of their holdings of Lexam shares, became the beneficial holders of additional shares of Common Stock.  Mr. McEwen did not borrow any funds in order to acquire the foregoing interests in the Company.

Item 4.	Purpose of the Transaction.
Item 4 is hereby supplemented and amended by the following:

CUSIP No. 58039P107

(a)-(c) On April 26, 2017, the Company consummated the transactions contemplated by the Arrangement Agreement.  Pursuant to the Arrangement Agreement, the Company acquired all of the issued and outstanding common shares of Lexam in exchange for Common Stock of the Company at a ratio of 0.056 of a share of Common Stock for each outstanding Lexam share (the “Arrangement”).  In addition, all outstanding options to acquire Lexam shares converted into options to purchase shares of Common Stock at a ratio of 0.056 of a share of Common Stock for each Lexam option. The Arrangement was implemented by way of the plan of arrangement attached as Exhibit A to the Arrangement Agreement (the “Plan of Arrangement”) and was approved by the Ontario Superior Court of Justice. The effect of the Arrangement resulted in Lexam becoming a wholly-owned subsidiary of the Company.

(d) In connection with the Arrangement, the parties agreed that the Board of Directors of the Company would nominate one member of the Lexam Board to the Company’s Board.  In accord with this arrangement, the Company’s Board of Directors has nominated Robin Dunbar, a former Lexam director, to the slate of directors to be voted on by the Company’s shareholders at the 2017 annual meeting.

(e)-(j) Not applicable.

The foregoing summary descriptions contained in this Item 4 of the Arrangement are qualified in their entirety by reference to the full text of the Arrangement Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to replace in its entirety the prior disclosure by the following:

(a)-(b) The Reporting Persons current beneficial ownership in the Common Stock is set forth on the cover page to this Amended Schedule 13D and is incorporated by reference herein. Such ownership includes Common Stock beneficially owned by the persons named in Item 2 above.  The ownership percentage appearing on the cover page for both Mr. McEwen and 2190303 Ontario are calculated based on an aggregate total of 311,871,121 shares of Common Stock issued and outstanding as of April 26, 2017, including (i) 299,589,826 shares of Common Stock that were issued and outstanding as of April 25, 2017, (ii) 12,281,295 shares issued in connection with the acquisition of Lexam.

(c) Except as set forth in this Schedule 13D with reference to the Arrangement, none of the Reporting Persons nor, to the knowledge of 2190303 Ontario, any director or officer of 2190303 Ontario listed in Item 2 of the Amended Schedule 13D has effected any transaction in the Common Stock during the past 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented and amended by the following:

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

[Signature Page Follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 27, 2017

ROBERT ROSS MCEWEN

/s/ Robert Ross McEwen

2190303 ONTARIO INC.
By:	/s/ Robert Ross McEwen
Robert Ross McEwen, President

Signature Page